Axium Pharmaceuticals, Inc.

265 Eastchester Drive, Suite 133

High Point, NC 27262

November 13, 2017

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Axium Pharmaceuticals Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 5, 2017 File No. 333-220076

Dear Sir or Madam:

Below, please find our responses to the SEC Comment Letter dated October 18, 2017.

Cover Page

Comment 1. Refer to prior comment 3. Please revise to disclose the selling shareholders' net proceeds. Refer to Item 501(b)(3) of Regulation S-K.

Response 1. The Registration Statement has been revised accordingly.

Summary, page 1

Comment 2. We note your response to prior comment 9, but it does not appear that you have revised your Summary section to address such comment. Please revise your Summary to abbreviate the business description as your summary should be brief, and relocate the main business description to later in the prospectus. Refer to Item 503(a) of Regulation S-K and Item 11 of Form S-1 for guidance.

Response 2. The Registration Statement has been revised accordingly.

Business Overview, page 3

Comment 3. We acknowledge your revised disclosure in response to comment 5. Please also revise your disclosure to clarify that you do not own or license any granted patents at this time.

Response 3. The Registration Statement has been revised accordingly.

Comment 4. We note your response to prior comment 7, but it does not appear that you have revised your disclosure to address such comment. Please revise your disclosure to explain the basis for your beliefs that your waterless self-nanoemulsifying formula provides quick absorption and can be used by the patient or non-trained individuals during seizures.

Response 4. The Registration Statement has been revised accordingly.

Comment 5. We note that you have deleted the statements on page 5 regarding studies for olfactory and transmucosal delivery of lorazepam in response to prior comment 8, but that your website continues to refer to "numerous feasibility studies." Please tell us whether such studies have been conducted. If no such studies have been conducted, please revise your disclosure to clarify this lack of studies.

Response 5. The Registration Statement has been revised accordingly.

Intellectual Property, page 2

Comment 6. We note your response to prior comment 10, but it does not appear that you have revised your disclosure to address such comment. Please revise your disclosure to discuss the type of patent protection you have under this patent application (e.g., composition of matter, use, or process), the filing date of the application and the expected expiration date of the patent. In addition, since your revised disclosure deleted references to prior studies on page 5, please clarify whether the "supporting animal experimental data" referenced in this section are from trials that have not yet commenced.

Response 6. The Registration Statement has been revised accordingly.

The Offering, page 9

Comment 7. You disclose 1,396,000 outstanding shares of common stock before the offering here, but indicate 45,130,000 outstanding shares elsewhere in your S-1/A. Please revise your references to the number of shares outstanding throughout your document for consistency, and adjust your disclosure of shares of common stock to be outstanding after the offering as appropriate.

Response 7. The Registration Statement has been revised accordingly.

Use of Proceeds, page 28

Comment 8. We note your response to prior comment 18, but it does not appear that you have revised your disclosure to address such comment. Please clarify whether the "general and administrative expenses" you reference will cover costs related to the development of your nasal and/or oral Lorazepam spray, and state the approximate amount intended to be used for each such purpose. Refer to Item 504 of Regulation S-K for guidance.

Response 8. The Registration Statement has been revised accordingly.

Dilution, page 29

Comment 9. We note your response to our prior comment 18, but your revised disclosure does not include the requested information. Please revise to include a tabular quantification of the information required by Item 506 of Regulation S-K. Similarly, revise your risk factors related to dilution to quantify the amount paid for the founders shares contrasted with the offering price.

Response 9. The Registration Statement has been revised accordingly.

Management of Axium Pharmaceuticals, Inc. Executive Officers and Directors, page 37

Comment 10. We note your response to prior comment 22 but it does not appear that your disclosure has been revised to address the comment. We refer to your statement that Dr. Harrelson has developed proprietary drug delivery systems, fully personalized immunotherapies and cannabinoid-based medications for the treatment of various diseases. Please revise your disclosure to clearly state whether each of the referenced systems, therapies or cannabinoid-based medications have received FDA or other regulatory approval and/or been commercialized. If no regulatory approval has been received, please revise to specifically explain the current status of the products or remove the statement.

Response 10. The Registration Statement has been revised accordingly.

Comment 11. We note your revised disclosures regarding the experiences of Mr. Harrelson and Mr. Beaumont in response to prior comment 21. To provide investors with an understanding of this experience, please revise your disclosure to explain the size of Caster Works Inc., White Oak Industries Inc. and Cater Works Inc., including the size of the boards of these companies as well as the number of employees these companies employed. In addition, we note your statement that Mr. Beaumont has "extensive" knowledge of the pharmaceutical industry. Please discuss his specific experiences and qualifications relating to the pharmaceutical industry. Refer to Item 401(e)(1) of Regulation S-K.

Response 11. The Registration Statement has been revised accordingly.

Description of Capital Stock, page 45

Comment 12. We note your response to prior comment 27 but your revised disclosure does not include a discussion of the terms of your preferred stock. Please revise your disclosure in this section and in Note 2 (Stockholders' Equity) to your financial statements to discuss the material terms of your outstanding preferred stock, including the conversion rate into common stock, voting rights of the preferred holder and whether your CEO as the preferred shareholder must approve any particular corporate transactions.

Response 12. The Registration Statement has been revised accordingly.

Recent Sales of Unregistered Securities, page II-2

Comment 13. We note your response to our prior comments 23 and 26. You disclose here that all of the founders shares common shares were issued for no consideration. Please address the following: • Revise this section to address the consideration paid for the preferred shares issued to date. • Similarly revise Note 2, Stockholders' Equity on page F-7 to quantify the consideration paid for both your common and preferred shares issued to date. • Revise your disclosure on page II-2 as well as on F-7 to state whether you believe the fair value of the common and preferred shares at the time of issuance approximated the consideration paid.

Response 13. The Registration Statement has been revised accordingly.

Signatures, page II-5

Comment 14. We note the additional signatures that have been included in response to prior comment 28. However, the registration statement needs to be signed by at least a majority of the board of directors. Accordingly, your registration statement also needs to be signed by your other director, Kevin Beaumont.

Response 14. The Registration Statement has been revised accordingly.

Exhibits

Comment 15. We refer to your counsel's revised opinion and note that your counsel states that he is admitted to practice in Maryland, but the opinion regarding the shares being offered covers North Carolina law. If counsel is opining on the laws of North Carolina, he should not at the same time indicate that he is licensed to practice in Maryland but not North Carolina. Please have counsel provide an unqualified opinion covering the jurisdiction of the company´s incorporation, or otherwise, provide an opinion of counsel admitted to practice in the State of North Carolina. Please refer to Section II.B.3.b of Staff Legal Bulletin No. 19 for guidance.

Response 15. Counsel is admitted to practice in Maryland and not North Carolina. Please specifically identify the language needed, as this comment has never arisen in numerous prior S-1 Registration Statements for which counsel provided Exhibit 5.1, and all of them were companies domiciled outside of Maryland, including Nevada, Delaware and elsewhere.

Sincerely,

/s/ Anthony Harrelson

Anthony Harrelson, CEO